Exhibit 12.1

Arbitron Inc.
Ratio of earnings to combined fixed charges

						Nine Months Ended
	Years Ended December 31,					September 30,

	2000	1999	1998	1997	1996	2001	2000

Earnings
Net income	$45,263	$39,742	$34,191	$24,719	$26,570	$33,865	$38,091
Income tax expense	29,552	25,946	22,288	16,137	17,347	22,108	24,896
Interest expense	—	—	—	—	—	10,517	—
Amortization of debt issue costs	—	—	—	—	—	409	—
Portion of rent expense considered to represent interest (a)	2,408	2,253	2,226	2,116	2,268	2,033	1,789
Distribution of earnings from affiliate	2,875	3,276	2,750	1,549	215	3,300	2,475
Equity in net income of affiliate	(3,397)	(2,253)	(2,452)	(1,768)	(880)	(426)	(273)

Total earnings	$76,701	$68,964	$59,003	$42,753	$45,520	$71,806	$66,978

Fixed Charges
Interest expense	$—	$—	$—	$—	$—	$10,517	$—
Amortization of debt issue costs	—	—	—	—	—	409	—
Portion of rent expense considered to represent interest (a)	2,408	2,253	2,226	2,116	2,268	2,033	1,789

Total fixed charges	$2,408	$2,253	$2,226	$2,116	$2,268	$12,959	$1,789

Ratio	31.9x	30.6x	26.5x	20.2x	20.1x	5.5x	37.4x

(a)	The Company considers one-third of rent expense to represent interest expense.